Exhibit 99.1

Notice of Annal General Meeting 2025

Hamilton, Bermuda
March 31, 2025

FLEX LNG Ltd (the “Company”) (NYSE/OSE: FLNG) advises that the 2025 Annual General Meeting of the Company will be held on 8 May 2025. The record date for voting at the Annual General Meeting is set to 1 April 2025. A copy of the Notice of Annual General Meeting and associated information, including the Company’s Annual Report on Form 20-F, will be distributed and made available on the Company’s website at www.flexlng.com prior to the meeting.

The Board of Directors
FLEX LNG Ltd.
Hamilton, Bermuda